UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at February 6, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 6, 2008

Print the name and title of the signing officer under his signature.

  Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

GIBRALTAR CONCENTRATOR EXPANSION UPDATE

February 6, 2008 Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB)("Taseko") is pleased to provide an update on the concentrator expansion at its 100% owned Gibraltar Mine in south central British Columbia.

The Semi-Autogeneous Grinding Mill ("SAG mill") and its Ancillary operating components were released from the construction group to Gibraltar's mill operations team December 27, 2007. Over the past 4 weeks, conversion work on the secondary grinding system has been completed ahead of schedule. As of February 1st, the Gibraltar concentrator facility has achieved the engineering designed milling rates expected from the SAG mill.

Russell Hallbauer, President and CEO of Taseko stated:

"It has been a short 16 months from the start of this process to having our new concentrator facility commissioned on time and on budget. With the bulk of the critical construction and concentrator conversion behind us, Gibraltar is positioned to increase its production rate by the end of 2008 to 120 million pounds of copper and 1.3 million lbs of molybdenum annually.

The Gibraltar team has completed this complicated expansion program while continuing to increase copper production and lowering the cost of that production. We are on schedule to more than double our metal production at a capital cost per ton of processing capacity that is significantly below that of any other copper producer. This will allow us to increase our earnings and cash flow as we continue to take advantage of the present regime of copper and molybdenum prices."

For further details on Taseko Mines Limited, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

The TSX Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of reserves or resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.